Mail Stop 6010

February 9, 2009

Frederick Antonelli
Chief Executive Officer
AAA Public Adjusting Group, Inc.
6365 Taft Street, Suite 1003
Hollywood, Florida 33024

> Re: AAA Public Adjusting Group, Inc.
>   Registration Statement on Form S-1
>   Amendment 2 filed January 20, 2009

Dear Mr. Antonelli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that amendments are required to be marked to indicate the changes effected in the registration statement by the amendment. Please file a marked copy with your next amendment. This marked copy should show changes made since the initial registration statement was filed. Please see Securities Act Rule 472.

Description of Business, page 8

2. We note your response to comment 8. Please explain why you have presented an estimate of the average percentage received, as opposed to the actual percentage received.

Financial Statements for the period ended December 31, 2007

Note 7- Accounts Receivable, page F-10

3. We acknowledge your response to our comment 15. In your Form S-1 filed on December 24, 2008, you state on page F-10 that "For the combined periods of 2006 and 2007, we have only had 5 instances of doubtful accounts receivables, which total $20,224." In your current disclosure, you state that the allowance for doubtful accounts and bad debt expense was $11,232 for the period ended December 31, 2007. Please address this discrepancy.

4. With regards to the reasons you disclosed related to default by your customers, it is unclear to us how these reasons for default are applicable to your situation. We note that you receive the entire check amount from the insurance company and process the entire payment since you are named the payee on all settlement checks. It is not clear why you would not receive a fee if you receive the check nor is it clear why a client would have no funds to pay you when your policy is "no recovery / no fee = no risk." In addition, it is not clear why if you have the check why you would not cash the check to receive your fee or why the client would not cash the check if the funds were payable to them. Please clarify your disclosure here and under Note 6 on page F-22 to address the concerns noted or advise.

Financial Statements for the period ended September 30, 2008

Note 6- Accounts Receivable, page F-22

5. We noted your response to our comments 17 and we reissue our comment. You state that as of 2008, the company no longer processes the entire insurance payment but now just bills the insured your fee. However, your disclosure in the note still states that you are named as a payee on the settlement check. If this is true, please tell us how you process the check and how your current accounting treatment reflects the way you process the settlement payment. Please revise or advise.

Exhibit 23 Consent of Expert

6. The consent provided in this amendment 2 of Form S-1 filed January 20, 2009 is dated January 19, 2008. Please provide an updated consent that has a current date and that clarifies the filing for which the consent is provided.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Gustavo Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at (202) 551-3674 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jonathan D. Leinward
101 NE 3rd Avenue
Suite 1500
Fort Lauderdale, FL 33301
Fax: (954) 252-4265